Free Writing Prospectus
Registration Statement No. 333-156423
Dated March 17, 2011
Filed pursuant to Rule 433

Contact:	Media Relations Mary Claire Delaney 212-761-2427 For Immediate Release

Morgan Stanley Launches Cushing® MLP High Income Index ETN

NEW YORK – March 17, 2011 – Morgan Stanley (NYSE: MS) today announced the launch of an Exchange Traded Note linked to the Cushing® MLP High Income Index (NYSE:  MLPY).

“We are pleased to offer this high income ETN to our clients,” said Nikki Tippins, Head of Equity Derivatives Sales for the Americas at Morgan Stanley.  “The MLP structure gives investors access to companies that operate in a market that has historically had high barriers to entry and growing distributions.  We believe this ETN is differentiating in this space by referencing an index that both provides a diversified exposure to MLP issuers and whose constituents have had among the highest current yields.  We anticipate launching more ETN products throughout the year.”

Exchange Traded Notes (ETNs) are senior, unsecured debt obligations of Morgan Stanley and are intended to provide access to various indices.  The Morgan Stanley Cushing® MLP High Income Index ETN tracks the performance of the Cushing® MLP High Income Index.  ETN quarterly coupon payments, if any, are linked to the cash distributions paid on the MLPs in the Index, less accrued tracking fees.  The Morgan Stanley Cushing® MLP High Income Index ETNs have been approved for listing on NYSE Arca under the symbol “MLPY”.

The Cushing® MLP High Income Index is a criteria-weighted index tracking the performance of 30 Master Limited Partnerships (MLPs) that hold energy infrastructure and related shipping assets in North America.  The Index is a proprietary index developed by Cushing® MLP Asset Management, L.P., as Index sponsor, and maintained and calculated by Standard & Poor’s Financial Services LLC, a subsidiary of the McGraw-Hill Companies (S&P), as index calculation agent.  The Index constituents are the MLPs having the highest current indicative yields among MLPs meeting certain criteria within the framework of a proprietary three-tiered weighting system.

MLPs are partnerships that trade on U.S. public exchanges or markets.  They are treated as partnerships rather than as corporations, so they generally do not pay federal or state income taxes.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,200 offices in 42 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

Morgan Stanley (MS) has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the applicable pricing supplement, prospectus supplement and other documents MS has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649, or you may request a copy from any other dealer participating in the offering.

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